FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

 Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated August 13, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 4 February 2026 (official registry number 3077) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 6 and 12 August (both inclusive).

The cash amount of the shares purchased to 12 August 2026 as a result of the execution of the Buyback Programme amounts to 4,650,490,891 Euros, which represents approximately 92.5% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 17.8% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
06/08/2026	SAN	Purchase	XMAD	3,000,000	12.9676
07/08/2026	SAN	Purchase	XMAD	3,500,000	12.9057
07/08/2026	SAN	Purchase	CEUX	1,000,000	12.9058
10/08/2026	SAN	Purchase	XMAD	3,000,000	12.8452
10/08/2026	SAN	Purchase	CEUX	1,000,000	12.8441
11/08/2026	SAN	Purchase	XMAD	3,500,000	12.8846
11/08/2026	SAN	Purchase	CEUX	1,000,000	12.8830
12/08/2026	SAN	Purchase	XMAD	3,000,000	12.9112
12/08/2026	SAN	Purchase	CEUX	1,000,000	12.9110
			TOTAL	20,000,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 13 August 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 06/08/2026 and 12/08/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-06-a-12-agosto-2026-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	August 13, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance